United States securities and exchange commission logo





                            December 11, 2020

       Erik Mickels
       Chief Financial Officer
       Trilogy International Partners Inc.
       155 108th Avenue NE
       Suite 400
       Bellevue, WA 98004

                                                        Re: Trilogy
International Partners Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed March 24,
2020
                                                            File No. 000-55716

       Dear Mr. Mickels:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Results of Operations, page 85

   1.                                                   We note you present New
Zealand Adjusted EBITDA and Adjusted EBITDA Margin %
                                                        on page 91 and Bolivia
Adjusted EBITDA and Adjusted EBITDA Margin % on page 96.
                                                        However, you do not
provide the most directly comparable GAAP measures nor
                                                        reconciliations from
the most directly comparable GAAP measures. Please revise
                                                        accordingly. Refer to
Questions 102.10 and 104.03 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.
                                                        Similar concerns apply
to your earnings releases included in 6-K   s dated March 25, 2020,
                                                        May 11, 2020, August
11, 2020, and November 10, 2020.
       General

   2. Please provide us with your analysis as to how you determined that you are a foreign
 Erik Mickels
Trilogy International Partners Inc.
December 11, 2020
Page 2
         private issuer. In this regard, we note your statement on page 144,
that,    As of March 24,
         2020, based on the Company   s shareholders    register held at TSX
Trust, there were 66
         shareholders of record of the Company   s Common Shares in the United
States, holding
         100% of the outstanding Common Shares of the Company.    Further, your
table on page
         142 shows Theresa Gillespie, Director, beneficially owning 61.19% of your Class C Units as well as a resident of the United States. Finally, you identify Bellevue, Washington as your principal executive offices and on page 118 your CEO, CFO, and SVP, General
         Counsel are shown as residents of the United States. Refer to the definition of foreign private issuer under Exchange Act Rule 3b-4(c).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameErik Mickels                                Sincerely,
Comapany NameTrilogy International Partners Inc.
                                                              Division of
Corporation Finance
December 11, 2020 Page 2                                      Office of
Technology
FirstName LastName